Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$59,026	$87,414	$165,059	$122,163
Fixed charges (net of interest capitalized)	6,441	7,176	20,105	20,229
Distribution of earnings from unconsolidated affiliates	—	—	123	16,724
Total Earnings	$65,467	$94,590	$185,287	$159,116

Fixed Charges and Preference Dividends
Interest expense	$5,670	$6,175	$17,778	$17,373
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	333	401	1,010	1,008
Interest component of rent expense	438	600	1,317	1,848
Total Fixed Charges	6,441	7,176	20,105	20,229
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134
Total Fixed Charges and Preference Dividends	$12,152	$12,887	$37,239	$37,363

Ratio of Earnings to Fixed Charges	10.16	13.18	9.22	7.87

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.39	7.34	4.98	4.26